Exhibit 99.4
Cenovus Energy
Carve-out Supplemental Information
(unaudited)
For the period ended December 31, 2008
U.S. Dollars / U.S. Protocol

For the period ended December 31, 2008
Supplemental Financial Information (unaudited)
Financial Statistics

	2008					2007
($ millions)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Total Consolidated

Cash Flow (1)	3,088	(174)	1,123	1,228	911	3,536	777	900	1,132	727

Net Earnings	2,368	380	1,299	522	167	1,404	412	313	536	143

Operating Earnings (2)	1,629	(123)	611	710	431	1,802	364	460	628	350

Effective Tax Rates using
Net Earnings	23.4%					23.2%
Operating Earnings, excluding divestitures	22.5%					28.6%
Canadian Statutory Rate	29.7%					32.3%

Foreign Exchange Rates (US$ per C$1)
Average	0.938	0.825	0.961	0.990	0.996	0.930	1.019	0.957	0.911	0.854
Period end	0.817	0.817	0.944	0.982	0.973	1.012	1.012	1.004	0.940	0.867

Cash Flow Information

Cash from Operating Activities	2,687	30	884	993	780	3,014
Deduct (Add back):
Net change in other assets and liabilities	(89)	1	(9)	(47)	(34)	(48)
Net change in non-cash working capital	(312)	203	(230)	(188)	(97)	(474)

Cash Flow (1)	3,088	(174)	1,123	1,228	911	3,536	777	900	1,132	727

(1)
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows.

(2)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated Notes issued from Canada, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates.

Financial Metrics	2008		2007
Debt to Capitalization (1)	28%		32%

Debt to Adjusted EBITDA (1, 2)	0.7	x	1.0	x

Return on Capital Employed (1, 2)	22%		14%

Return on Common Equity (2)	30%		18%

(1)	Calculated using Debt defined as the current and long-term portions of Long-Term Debt.

(2)	Calculated on a trailing twelve-month basis.

Net Capital Investment ($ millions, for the period ended December 31)	2008	2007
Capital Investment
Canada
Integrated Oil — Canada	$656	$451
Canadian Plains	847	846
Downstream Refining	478	220
Market Optimization	16	4
Corporate	52	10

Capital Investment	2,049	1,531

Acquisitions
Property
Integrated Oil — Canada	—	14

Divestitures
Property
Integrated Oil — Canada	(8)	—
Canadian Plains	(39)	—

Net Acquisition and Divestiture Activity	(47)	14

Net Capital Investment	$2,002	$1,545

Cenovus Energy	Supplemental Information (prepared in US$)

For the period ended December 31, 2008
Supplemental Financial Information (unaudited)
Operating Statistics — After Royalties

	2008					2007
Production Volumes	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Produced Gas (MMcf/d)
Integrated Oil — Other	63	59	61	67	65	91	69	105	98	91
Canadian Plains	842	820	831	856	860	875	876	858	874	891

Total Produced Gas	905	879	892	923	925	966	945	963	972	982

Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil
Canadian Plains	31,128	32,147	30,134	30,479	31,752	32,156	31,706	32,064	31,740	33,129
Heavy Oil
Foster Creek/Christina Lake	30,183	35,068	31,547	24,671	29,376	26,814	27,190	28,740	27,994	23,269
Integrated Oil — Other	2,729	2,133	2,273	3,009	3,514	2,688	3,040	2,235	2,489	2,990
Canadian Plains	35,029	32,843	34,655	34,618	38,029	38,784	38,581	38,647	38,408	39,510
Natural Gas Liquids (1)
Canadian Plains	1,181	1,126	1,147	1,189	1,262	1,260	1,422	1,209	1,206	1,203

Total Oil and Natural Gas Liquids	100,250	103,317	99,756	93,966	103,933	101,702	101,939	102,895	101,837	100,101

Total (MMcfe/d)	1,507	1,499	1,491	1,487	1,549	1,576	1,557	1,580	1,583	1,583

Total (BOE/d)	251,083	249,817	248,423	247,799	258,100	262,702	259,439	263,395	263,837	263,768

(1)	Natural gas liquids include condensate volumes.

	2008					2007
Downstream Refining	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Refinery Operations (2)
Crude oil capacity (Mbbls/d)	452	452	452	452	452	452	452	452	452	452
Crude oil runs (Mbbls/d)	423	434	412	437	408	432	439	460	396	433
Crude utilization (%)	93%	96%	91%	97%	90%	96%	97%	102%	88%	96%
Refined products (Mbbls/d)	448	456	438	464	435	457	465	484	421	457

(2)	Represents 100% of the Wood River and Borger refinery operations.

Cenovus Energy	Supplemental Information (prepared in US$)

For the period ended December 31, 2008
Supplemental Oil and Gas Operating Statistics (unaudited)
Operating Statistics — After Royalties (continued)

Per-unit Results	2008					2007
(excluding impact of realized financial hedging)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Produced Gas — Canadian Plains ($/Mcf)
Price	7.77	5.65	8.67	9.50	7.19	6.10	6.21	5.26	6.66	6.25
Production and mineral taxes	0.12	0.06	0.17	0.17	0.06	0.11	0.04	0.13	0.14	0.12
Transportation and selling	0.23	0.21	0.24	0.22	0.25	0.26	0.25	0.25	0.26	0.27
Operating	0.78	0.65	0.59	0.96	0.93	0.69	0.81	0.62	0.69	0.65

Netback	6.64	4.73	7.67	8.15	5.95	5.04	5.11	4.26	5.57	5.21

Produced Gas — Total (1) ($/Mcf)
Price	7.76	5.63	8.66	9.50	7.19	6.08	6.22	5.23	6.64	6.24
Production and mineral taxes	0.11	0.06	0.16	0.16	0.06	0.10	0.03	0.11	0.12	0.11
Transportation and selling	0.24	0.21	0.25	0.24	0.25	0.27	0.26	0.26	0.27	0.28
Operating	0.84	0.72	0.62	1.00	1.03	0.74	0.89	0.66	0.74	0.69

Netback	6.57	4.64	7.63	8.10	5.85	4.97	5.04	4.20	5.51	5.16

Natural Gas Liquids ($/bbl)
Price	78.91	45.13	98.35	96.34	75.09	59.98	73.12	61.29	56.08	46.69
Production and mineral taxes	—	—	—	—	—	—	—	—	—	—
Transportation and selling	—	—	0.01	—	—	—	—	—	—	—

Netback	78.91	45.13	98.34	96.34	75.09	59.98	73.12	61.29	56.08	46.69

Crude Oil — Light and Medium ($/bbl)
Price	84.84	41.60	107.59	107.08	85.90	56.41	68.78	59.68	52.43	44.81
Production and mineral taxes	3.33	2.05	4.70	3.97	2.72	2.37	2.36	2.16	2.37	2.59
Transportation and selling	1.20	0.96	1.41	1.27	1.16	1.33	1.22	1.39	1.27	1.43
Operating	10.56	8.28	9.40	13.05	11.60	9.20	10.34	8.84	9.10	8.55

Netback	69.75	30.31	92.08	88.79	70.42	43.51	54.86	47.29	39.69	32.24

Crude Oil — Heavy — Canadian Plains ($/bbl)
Price	74.08	31.30	95.86	98.65	70.44	43.91	49.52	48.22	40.70	37.22
Production and mineral taxes	0.03	0.06	0.07	(0.10)	0.07	0.05	0.07	0.06	0.06	(0.01)
Transportation and selling	1.60	1.13	2.42	1.60	1.29	1.18	1.13	1.36	1.19	1.03
Operating	9.04	7.17	7.62	11.30	9.93	7.59	9.06	7.27	7.56	6.48

Netback	63.41	22.94	85.75	85.85	59.15	35.09	39.26	39.53	31.89	29.72

Crude Oil — Heavy — Foster Creek/Christina Lake ($/bbl)
Price (2)	62.44	19.86	91.21	93.64	59.67	40.14	45.58	42.86	39.40	33.28
Production and mineral taxes	—	—	—	—	—	—	—	—	—	—
Transportation and selling	2.36	2.04	2.10	2.77	2.72	2.88	2.75	2.10	3.62	3.07
Operating (3)	15.53	10.73	15.53	21.41	16.62	14.46	14.05	12.55	14.02	17.12

Netback	44.55	7.09	73.58	69.46	40.33	22.80	28.78	28.21	21.76	13.09

Crude Oil — Total ($/bbl)
Price	73.95	30.31	98.26	99.82	72.36	46.52	54.07	50.23	43.94	38.12
Production and mineral taxes	1.09	0.66	1.53	1.29	0.94	0.77	0.76	0.73	0.78	0.80
Transportation and selling	1.73	1.42	2.02	1.83	1.68	1.74	1.62	1.61	1.96	1.78
Operating	11.73	8.87	10.93	14.99	12.48	10.39	11.23	9.53	10.29	10.52

Netback	59.40	19.36	83.78	81.71	57.26	33.62	40.46	38.36	30.91	25.02

Total Liquids ($/bbl)
Price	74.00	30.47	98.26	99.77	72.39	46.69	54.33	50.36	44.08	38.22
Production and mineral taxes	1.08	0.65	1.51	1.28	0.93	0.76	0.75	0.72	0.77	0.79
Transportation and selling	1.71	1.40	2.00	1.81	1.66	1.72	1.60	1.59	1.94	1.76
Operating	11.59	8.78	10.80	14.81	12.33	10.27	11.08	9.42	10.17	10.41

Netback	59.62	19.64	83.95	81.87	57.47	33.94	40.90	38.63	31.20	25.26

Cenovus Energy	Supplemental Information (prepared in US$)

For the period ended December 31, 2008
Supplemental Oil and Gas Operating Statistics (unaudited)
Operating Statistics — After Royalties (continued)

Per-unit Results	2008					2007
(excluding impact of realized financial hedging)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Total ($/Mcfe)
Price	9.59	5.40	11.73	12.23	9.14	6.75	7.34	6.48	6.91	6.29
Production and mineral taxes	0.14	0.08	0.20	0.18	0.10	0.11	0.07	0.12	0.13	0.12
Transportation and selling	0.26	0.22	0.28	0.26	0.26	0.27	0.26	0.26	0.29	0.28
Operating (4)	1.28	1.03	1.09	1.56	1.44	1.12	1.27	1.02	1.11	1.11

Netback	7.91	4.07	10.16	10.23	7.34	5.25	5.74	5.08	5.38	4.78

Total ($/BOE)
Price	57.55	32.39	70.37	73.39	54.82	40.51	44.04	38.85	41.48	37.74
Production and mineral taxes	0.83	0.47	1.19	1.07	0.58	0.65	0.42	0.70	0.75	0.71
Transportation and selling	1.54	1.34	1.69	1.57	1.57	1.65	1.58	1.56	1.74	1.70
Operating (4)	7.68	6.19	6.54	9.38	8.62	6.75	7.59	6.12	6.66	6.64

Netback	47.50	24.39	60.95	61.37	44.05	31.46	34.45	30.47	32.33	28.69

(1)	Produced Gas — Total includes natural gas from the Athabasca property.

(2)	2008 price includes the impact of the write-down of condensate inventories to net realizable value (2008 — $4.26/bbl; Q4 2008 — $11.21/bbl; Q3 2008 — $3.07/bbl).

(3)	Q1 2007 includes a prior year under accrual of operating costs of approximately $1.82/bbl.

(4)	2008 operating costs include a recovery of costs related to long-term incentives of $0.01/Mcfe or $0.06/BOE (2007 — costs of $0.03/Mcfe or $0.21/BOE).

Impact of Realized Financial Hedging
Natural Gas ($/Mcf)	(0.30)	1.07	(1.15)	(1.41)	0.34	0.75	0.85	1.04	0.42	0.71

Liquids ($/bbl)	(6.07)	2.71	(8.85)	(12.50)	(6.63)	(3.40)	(9.98)	(4.94)	(1.47)	2.60

Total ($/Mcfe)	(0.58)	0.81	(1.28)	(1.67)	(0.24)	0.23	(0.15)	0.31	0.16	0.60

Total ($/BOE)	(3.50)	4.85	(7.69)	(10.01)	(1.43)	1.40	(0.87)	1.84	0.98	3.58

Cenovus Energy	Supplemental Information (prepared in US$)

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